Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898

[GRAPHIC OMITTED]                                              PRESS RELEASE
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            LSR Gateway Available Under Low-Cost Monthly Rental Plan


--------------------------------------------------------------------------------

Bridgewater, NJ - October 16, 2001 - (Nasdaq: DSET) - DSET Corporation today announced that the latest version of its ezLocal gateway is now available to all competitive service providers in the United States for a monthly rental fee that can be as low as $8,125. This fee includes a license for use of the software, technical support, software upgrades, and change-management services.

ezLocal is the software most widely used by U.S. competitive service providers
(CSPs) to submit local service requests (LSRs) to the former Regional Bell Operating Companies (RBOCs) to order local loops and related services, such as 411 directory service. The current version of ezLocal offers features that include:

     - A Business-Rules Engine that makes it possible to implement changes in any of the rules governing interconnection with RBOCs in real time without costly code modifications.
     - An Order Entry user interface that enables a CSP to create and submit orders as a stand-alone system, thereby avoiding the costly fees associated with integrating their gateways with other software systems.
     - Report-generation capabilities supported by an Oracle relational database, including state monitoring for Service Level Agreements
          (SLAs).
     - A flexible application program interface (API) that can be used to integrate ezLocal with virtually any order management system (OMS) that a service provider has selected.

"Since its introduction in 1998, we've worked successfully to make ezLocal the most feature-rich LSR gateway on the market," said Bill McHale, DSET's president, chief executive officer, and chairman of the board. "The development of ezLocal has been driven by the close relationships we maintain with our customers. A prospective customer that chooses to deploy the current version of ezLocal benefits from years of input provided by more than 30 customers that have our gateways in production.

"Our customers, prospective customers, industry analysts, and competitors are now realizing that we are not getting out of the gateway business. We believe we will be around for many years to come, so when the competitive service provider market has
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been successfully transformed, we will still be there with our OSS interconnection solutions."

Commenting on DSET's new gateway-rental plan, Mr. McHale said, "Our strategy is straight-forward. We plan to generate as much cash from our gateway rental plan as possible. By taking an aggressive approach to the gateway market, we can add new customers and increase recurring cash flows. Our prospective customers now have the choice of paying small amounts of cash on a monthly basis for our proven gateways that are in production at over 30 CSPs, or paying large sums of cash up-front to our competitors.

"One of our competitors, in what we believe is an effort to confuse our customers, has over-dramatized the challenges associated with keeping gateways current with industry changes affecting interconnection to trading partners. Each quarter we have been providing hundreds of updates to our gateway interfaces, covering as many as eight different gateways. While we have more customers than any of our competitors, we are confident that we can continue to support changes in the same efficient and timely manner as we have in the past."

All DSET gateways are available under the company's rental plan to competitive service providers in the United States. Current DSET customers in the United States may also take advantage of this plan.

Along with ezLocal, the other gateways offered by DSET are:

     - ezPreOrder for automating the retrieval of accurate and up-to-date customer information from RBOCs, available for as little as $5,125 per month
     - ezAccess for ordering special access/transport services such as T-1 lines, available for as little as $3,867 per month
     - ezTroubleAdmin to automate the resolution of service outages caused by problems in RBOCs' networks, available for as little as $7,650 per month
     - ezNumberPort to interconnect with the eight Number Portability Administration Centers (NPACs) in North America to ensure that customers retain their current phone numbers if they change service providers, available for as little as $3,000 per month
     - ez911 to interconnect with the service bureau (Intrado Inc.) that helps to provide enhanced 911 service throughout the United States, available for as little as $1,875 per month
     - ezCallingCard (LIDB) and ezCallerID (CNAM) to interconnect with the service bureau (Illuminet) that facilitates these services for competitive providers, available for as little as $1,500 per month for each gateway

Detailed information about DSET's new gateway rental plan can be obtained by sending e-mail to info@dset.com.
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About DSET

DSET Corporation is a leading supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol
(IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500
                 Ext. 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net


DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.

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